

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 15, 2007

via U.S. Mail and facsimile

Mr. Robert L.G. Watson
Chief Executive Officer
Abraxas Petroleum Corporation
Abraxas General Partner, LLC
500 North Loop 1604 East, Suite 100
San Antonio, Texas 78232

> **Re:** **Abraxas Petroleum Corporation**
> **Item 4.02 Form 8-K**
> **Filed November 13, 2007**
> **File No. 1-16071**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 13, 2007

1.   We note your disclosure that the SEC instructed you to revise the registration
        statement and the 2006 10-K to remove certain reserves from the proved category.
        Please revise your filing to remove your references to the SEC.

2.   Please revise your filing to clarify when and how you determined certain of your
        previously issued financial statements could no longer be relied upon. In doing
        so, please indicate when the related reserves were initially classified as proved.

3.   Indicate why it was reasonably certain that the reserves were recoverable at the
        time they were initially classified as proved and indicate the events that led you to
        ultimately conclude otherwise for the periods ended December 31, 2004, 2005
        and 2006.

4.   We note your disclosure that you scheduled re-completions of wellbores that are
        currently producing in commercial quantities from a shallower formation. Please
        revise your filing to clarify, if true, that your wellbores are not currently at a depth
        that will allow production of the reserves that were removed from the proved
        category and provide an estimate of the costs to deepen your existing wellbores.

5.   Please clarify whether you reconsidered the adequacy of your previous
        disclosures regarding internal controls and disclosure controls and procedures in
        light of the errors disclosed.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call John Cannarella at (202) 551-3337.

Sincerely,

Jill Davis
Branch Chief

cc: Steven R. Jacobs, Esq. (via facsimile)
        J. Cannarella
        J. Murphy
        D. Levy